18 June 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC

Block Listing Application

Application has been made to the UK Listing Authority and The London Stock Exchange for a block listing of 14,000,000 Ordinary shares of 12.5p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

These shares are being reserved under block listings and will be issued from time to time pursuant to The Reed Elsevier Group plc Executive Share Option Scheme (1993) (6,000,000 shares) and The Reed Elsevier Group plc Share Option Scheme (2003) (8,000,000 shares). When issued, the shares will rank pari passu with the existing Ordinary shares.